NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 06-20

November 10, 2006

Cumberland Reports Third Quarter 2006 Financial Results and Summary of Activities

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to report unaudited financial results and summary of activities for the three months ended September 30, 2006.

HIGHLIGHTS OF THIRD QUARTER AND SUBSEQUENT EVENTS

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Received positive development recommendation from Nunavut Impact Review Board

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Production decision made by Cumberland Board of Directors

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Secured at least Cdn$254 million for gold loan facility (October 2, 2006)

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Arranged Cdn$87 million equity financing (November 2, 2006)

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Arranged to sell the Meliadine gold projects for Cdn$23 million (October 25, 2006)

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2006 drill program outlined four distinct mineralized lenses at Cannu zone; potential for open pit expansion

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Ended third quarter with $21.5 million in cash and cash equivalents

Advancing Cumberland’s Meadowbank Gold Project towards Mid-Tier Gold Production

Cumberland is advancing the Meadowbank project toward open pit production based on a bankable feasibility study and subsequent bank due diligence1 completed in December 2005.  The Company has a 100% interest in the Meadowbank gold project located 70 kilometres north of the hamlet of Baker Lake, Nunavut.

Meadowbank Gold Project Production Profile1 (Dec. 2005)

(Assuming long term US$400/oz. gold and US$0.75 per Cdn$1.00)

Mine Life	8.1 years
Average Annual Production Rate: Years 1 to 4 Life of Mine	400,000 ounces 330,000 ounces
Total Cash Cost per Oz.: Years 1 to 4 Life of Mine	US$175 US$201
Pre-production Capital Costs	US$235 million Cdn$313 million

SUMMARY OF ACTIVITIES

Permitting and Production Decision

A production decision was made by the Board of Directors of Cumberland following a positive development recommendation by the Nunavut Impact Review Board (“NIRB”) to the Federal Minister of Indian Affairs and Northern Development in late August 2006.  The Federal Minister is currently reviewing and must concur with the NIRB recommendation before issuance of a Project Certificate, which is anticipated in the fourth quarter of 2006.  Upon issuance of the Project Certificate, the processing and issuance of all ancillary permits necessary for construction can commence.

Financing Activities

On October 2, 2006, Cumberland announced it has secured at least Cdn$254 million for its gold loan facility to be used for the development of Meadowbank (see news release NR06-17).  The Company’s wholly-owned subsidiary, Meadowbank Mining Corporation (“MMC”), has completed a zero cost Gold Loan Protection Program that secures a minimum monetized value of Cdn$254 million for its previously announced 420,000 ounce gold loan facility.  Cumberland anticipates that the maximum monetized value of the gold loan facility will be capped by the banks at an amount between Cdn$275 million and Cdn$285 million.  The 420,000 ounce gold loan facility represents approximately 15% of Meadowbank’s current open pit gold reserves.

Barclays Capital, Bayerische Hypo-und Vereinsbank AG and Société Générale were formally mandated to arrange the gold loan facility in March 2006.  Drawdown on the gold loan is subject to certain conditions including, among other things, securing of necessary permits and licences and completion of final loan documentation.  Cumberland anticipates that MMC will be in a position to drawdown all of the ounces under the gold loan facility by the end of the second quarter of 2007.

On November 2, 2006, Cumberland announced it has arranged a Cdn$87 million equity financing for development of Meadowbank and for general corporate purposes (see news release NR06-19).  Cumberland entered into an agreement with a syndicate of underwriters (collectively, the “Underwriters”) led by BMO Capital Markets and Raymond James Ltd., under which the Underwriters have agreed to buy 16,100,000 Common Shares from Cumberland and sell to the public at a price of Cdn$5.40 per Common Share, representing an aggregate amount of Cdn$86,940,000.  Closing is expected on or about November 24, 2006.

The Company has granted the Underwriters an option, exercisable at the issue price for a period of up to 30 days following the closing of the offering, to purchase up to an additional 15% of the offering to cover over-allotments, if any.

Corporate Developments

On October 25, 2006, Cumberland announced that it has arranged to sell its Meliadine gold projects for Cdn$23 million (see news release NR06-18).  The Company has arranged to sell its Meliadine gold property interests, including its 22% interest in the Meliadine West project and its 50% interest in the Meliadine East project, to Resource Capital Funds (“RCF”) for Cdn$23 million.  As part of this transaction, RCF has agreed to assume the Company’s Cdn$19.7 million contingent non-recourse loan obligation with respect to the Meliadine West gold project.  In addition, RCF has agreed to a price adjustment of up to Cdn$2 million if additional ounces are outlined as a combined result of the 2006 drill program and a subsequent independent 43-101 resource estimate for Meliadine West.  The transaction is scheduled to close November 15, 2006.  The Meliadine projects are located 20 kilometres north of Rankin Inlet, Nunavut, Canada.

Development Schedule

Cumberland has procured and staged initial equipment and supplies for construction of the conventional four season access road from Baker Lake to Meadowbank.  Subject to the timely receipt of all ancillary permits and requisite financing, production is expected to commence in late 2008 or early 2009.

2006 Drilling Program

The Meadowbank project is host to Canada’s largest pure gold open pit reserves with gold reserves estimated at 2.9 million ounces2 and the 2006 exploration program is focused on increasing gold resources and reserves.  The Cannu zone, a potentially open pittable gold zone, was discovered in the fall of 2005 and an inferred mineral resource estimate was reported in early 2006.

Cannu Zone Mineral Resource (April 2006)3

Category	Tonnes	Au Grade (g/t)	Contained Ounces
Inferred	440,000	6.0	85,000

The Cannu zone gold mineralization represents a potential 350 metre northern extension to the proposed Portage open pit, which contains an estimated 1.59 million ounces of reserves.  With the addition of Cannu, continuous mineralization has been defined over a strike length of approximately 2.15 kilometres in the Portage area.  Systematic infill and step-out drilling completed during the 2006 program was successful in defining four distinct, high grade lenses of mineralization (Keel, 305, Core and East lenses) at the Cannu zone and an improved Cannu resource estimate is expected by the end of 2006.  Highlights from recent Cannu drilling include:

Selected Highlights from Recent Cannu 2006 Drill Holes*

Hole Number	Grade Au (g/t)	Width (m)	Depth (m below surface)	Lens
NP06-642	6.58	3.07	30	East
NP06-648	11.08	5.00	108	Keel
NP06-649	3.96	10.18	125	Keel
NP06-649	51.80	1.74	141	--
NP06-650	68.53	2.80	78	--
NP06-650	5.43	13.39	115	Keel
NP06-653	5.42	3.62	121	Keel

*True thickness of intersections ranges from 80 – 100% of intersected widths.

The 2006 drill program also discovered the Goose South zone, located approximately 400 metres south of the Goose Island deposit.  Drill intersections yielded encouraging gold grades over narrow to moderate widths within a similar structural and stratigraphic setting as the Goose Island deposit.

The Meadowbank mineral reserve as estimated in December 2005 is as follows:

Meadowbank Gold Project

Open Pit Mineral Reserve (Proven & Probable) (Fourth Quarter 2005)2

(Proven & probable mineral reserves are a subset of measured & indicated resources.)

Category	Ore (t)	Grade (g/t)	Ounces
Proven	3,020,000	4.8	470,000
Probable	18,300,000	4.1	2,420,000
Proven & Probable	21,320,000	4.2	2,890,000

Note:  95% mining recovery and contact dilution applied.

Meadowbank Gold Project Mineral Resource3

Category	Tonnes	Grade (g/t)	Ounces
Measured	2,790,000	5.4	480,000
Indicated	19,400,000	4.7	2,920,000
Measured & Indicated	22,190,000	4.8	3,400,000
Inferred	3,787,000	4.8	588,000

FINANCIAL HIGHLIGHTS

At September 30, 2006 the Company had cash and cash equivalents of $21.5 million as compared to $27.9 million at December 31, 2005.

The Company incurred a net loss of $4.0 million ($0.07 per share) in the third quarter of 2006 compared to $2.7 million ($0.05 per share) in the third quarter of 2005.  This increase in net loss is primarily due to increased exploration and project development costs for the Meadowbank project.

The largest component of the Company’s net loss relates to exploration and project development costs at Meadowbank.  In the third quarter of 2006 the Company incurred exploration and development costs at Meadowbank of $3.3 million compared to $2.1 million in the third quarter of 2005.  This increase primarily relates to higher exploration drilling and transportation costs and increased costs for engineering activities as the Company approaches construction.  As a result of the recent production decision, the Company will begin capitalizing Meadowbank project development costs in the fourth quarter of 2006.

The Company had no operating revenues in the first nine months of 2006 or 2005, as it had not commenced mining operations.

This summary of financial highlights should be read in conjunction with the Company’s third quarter 2006 unaudited financial statements and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations, both of which are available on www.sedar.com.

Cumberland is a well financed mineral development and exploration company.  The Company has completed a bankable feasibility study on the Meadowbank gold project (100% interest) in Nunavut and is advancing the project towards production.  The shares of Cumberland are traded on the Toronto Stock Exchange and the American Stock Exchange under the symbol CLG.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

1 Meadowbank Feasibility Study Due Diligence (December 2005) – As a requirement of bank financing, bank-appointed independent engineers SRK Consulting (UK) (“SRK”) completed a due diligence audit of the Meadowbank feasibility study completed in early 2005 by AMEC Americas Ltd. (“AMEC”). The results from the feasibility study by AMEC are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”).  Both the SRK and AMEC assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

2 Meadowbank Gold Reserves (Fourth Quarter 2005) - The open pit mineral reserves have been prepared in accordance with NI 43-101. Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited is the independent Qualified Person responsible for preparation of stated reserves.

3 Meadowbank Gold Resources –

Portage, Goose Island and Vault Resources (Fourth Quarter 2005) - The resource estimates were prepared in conformance with the requirements set out in NI 43-101 under the direction of Dr. Mike Armitage , Managing Director of SRK Consulting (UK) Limited, who is an independent Qualified Person as defined by NI 43-101.

Cannu Resource (April 2006) – The Cannu inferred mineral resource is estimated to contain 85,000 ounces of gold in 440,000 tonnes of material grading 6.0 g/t gold.  The inferred mineral resource estimate was prepared in conformance with the requirements set out in NI 43-101 under the direction of Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited, who is an independent Qualified Person as defined by NI 43-101.  The Cannu zone resources are not included in the feasibility study of the Meadowbank project.

PDF Resources (August 2000) – The PDF inferred mineral resource is estimated to contain73,000 ounces of gold in 507,000 tonnes of material grading 4.5 g/t gold.  The estimates were prepared by Cumberland in accordance with standards outlined in National Instrument 43-101 and CIM Standards on Mineral Resources and Reserves (August 2000).  James McCrea, P.Geo., Manager, Mineral Resources for Cumberland, is the Qualified Person under NI 43-101.  PDF deposit resources are not included in the feasibility study of the Meadowbank project.

Forward Looking Statements - This News Release contains “forward looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning our plans at the Meadowbank Gold Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with our expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of new or updated feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations (including gold, fuel, steel and construction items), currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Annual Information Form filed with the Securities Commissions of the Provinces of British Columbia, Ontario, Quebec and Nova Scotia in our 40F filed with the United States Securities and Exchange Commission (the “SEC”) and with the Toronto Stock Exchange.  Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that we will receive required permits and access to surface rights, that we can access financing, appropriate equipment and sufficient labour and that the political environment within Nunavut and Canada will continue to support the development of environmentally safe mining projects so that we will be able to commence the development of the Meadowbank Gold Project within the established timetable. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions, as they relate to us or our management, are intended to identify forward looking statements relating to the business and affairs of the Company. Except as required under applicable securities legislation, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Cautionary Note to U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release such as “measured”, “indicated” and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. investors are urged to consider closely the disclosure in our Form 40-F, which is available from us at Suite 950 – 505 Burrard Street, Vancouver, B.C.  V7X 1M4. You can also obtain this form from the SEC’s website at:  http://sec.gov/edgar.shtml.

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves - The estimates of mineral reserves described in this News Release have been prepared in accordance with Canadian National Instrument 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Guide 7.  Accordingly, the Company’s disclosure of mineral reserves in this news release may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources – This news release uses the term “indicated” resources. We advise US Investors that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources – This news release uses the term “inferred” resources. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.